UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Amendment No. 4)

Under the Securities Exchange Act of 1934

Bluefly, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

096227301
(CUSIP Number of Class of Securities)

Prentice Capital Management, LP	Mathew Hoffman, Esq.
33 Benedict Place, 2nd Floor	Lowenstein Sandler LLP
Greenwich, CT 06830	1251 Avenue of the Americas
(212) 756-8040	New York, New York 10020
Attention: Michael Zimmerman	(212) 262-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 23, 2013
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 096227301

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Prentice Capital Management, LP

2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power:	0
Number of
Shares Beneficially	8.	Shared Voting Power:	0
Owned by
Each Reporting	9.	Sole Dispositive Power:	0
Person With
	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*
☐

13.	Percent of Class Represented by Amount in Row (11) (see Item 5) 0%

14.	Type of Reporting Person* PN

Cusip No.  096227301

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Michael Zimmerman

2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power:	0
Number of
Shares Beneficially	8.	Shared Voting Power:	0
Owned by
Each Reporting	9.	Sole Dispositive Power:	0
Person With
	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*
☐

13.	Percent of Class Represented by Amount in Row (11) (see Item 5) 0%

14.	Type of Reporting Person* IN

Cusip No.  096227301

Item 1.    Security and Issuer.

       This Amendment No. 4 (the “Amendment”) amends the Schedule 13D filed on June 15, 2006 as amended on December 28, 2009, September 15, 2011 and August 22, 2012 (the “Schedule 13D”) by Prentice Capital Management, LP (“Prentice Capital Management”) and Michael Zimmerman (“Mr. Zimmerman” and, together with Prentice Capital Management, the “Reporting Persons”), relating to the Common Stock, par value $0.01 per share, of Bluefly, Inc., a Delaware corporation (the “Company”) with its principal executive offices located at 42 West 39th Street, New York, New York.  Unless the context otherwise requires, references herein to the “Shares” are to the Common Stock of the Company.

       The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  This Amendment is being filed by the Reporting Persons to report that on May 23, 2013, Prentice Consumer Partners, LP (“Prentice Consumer Partners”) sold 3,371,958 Shares to Runway Acquisition Sub, Inc.  Each of the Reporting Persons disclaims beneficial ownership of all of the Shares sold by Prentice Consumer Partners except to the extent of their pecuniary interest therein.

Item 2.    Identity and Background.

       (a)    This Amendment is filed on behalf of the Reporting Persons.

       This Amendment relates to the Shares sold by Prentice Consumer Partners.  Prentice Capital Management is the investment manager of Prentice Consumer Partners.  Mr. Zimmerman is the Managing Member of Prentice Management GP, LLC, the general partner of Prentice Capital Management.  As a result, Mr. Zimmerman may be deemed to control Prentice Capital Management and the investment funds, managed accounts and other entities for which it serves as investment manager (including Prentice Consumer Partners) and therefore may be deemed to be the beneficial owner of the Shares reported in this Amendment.

Cusip No.  096227301

Item 4.    Purpose of Transaction.

       On May 23, 2013, Prentice Consumer Partners sold 3,371,958 Shares to Runway Acquisition Sub, Inc. (the “Purchaser”) at a price of $0.0076 per Share.

Item 5.    Interest in Securities of the Company.

       (a)-(b)   As of May 23, 2013, the Reporting Persons ceased to be the beneficial owners of any Shares.

       (c)         Except as described in this Amendment, there have been no transactions effected with respect to the Shares in the past 60 days by any of the Reporting Persons.

       (d)         The partners of Prentice Consumer Partners, a limited partnership for which Prentice Capital Management serves as investment manager, have the right to participate indirectly in the proceeds from the sale of the Shares held by Prentice Consumer Partners in accordance with their respective interests in Prentice Consumer Partners.

       (e)         The Reporting Persons ceased to be the beneficial owner of more than five percent (5%) of the Shares of the Company on May 23, 2013.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

       On May 23, 2013, pursuant to a Stock Purchase Agreement by and among the Purchaser, Prentice Consumer Partners and the other parties thereto, Prentice Consumer Partners sold all of the Shares previously owned by it to the Purchaser.  The foregoing description of the Stock Purchase Agreement is qualified in its entirety by reference to the Stock Purchase Agreement, which is attached as Exhibit J to this Amendment.

Item 7.    Material to be Filed as Exhibits.

       Exhibit J –Stock Purchase Agreement, dated as of May 23, 2013, by and among the Purchaser, Prentice Consumer Partners and the other parties thereto.

Cusip No.  096227301

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 30, 2013

PRENTICE CAPITAL MANAGEMENT, LP

By: /s/ Michael Zimmerman
Name: Michael Zimmerman
Title: Investment Manager

MICHAEL ZIMMERMAN

/s/ Michael Zimmerman
Michael Zimmerman

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).